# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: VOR BIOPHARMA INC., CIK 0001817229
CUSIP: 929033207
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 500 Boylston Street, Suite 1350, Boston, Massachusetts (MA), 02116
Date of event which requires filing of this statement: 12/18/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001863769

## Reporting persons
- Frazier Life Sciences Public Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,258,001; sole dispositive power 0; shared dispositive power 2,258,001; aggregate amount beneficially owned 2,258,001 (5.8% of the class)
  Comment: The percentage listed in row 11 is calculated based on 38,720,196 shares of Common Stock outstanding on December 18, 2025, as disclosed to the Reporting Persons by the Issuer.
- FHMLSP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,258,001; sole dispositive power 0; shared dispositive power 2,258,001; aggregate amount beneficially owned 2,258,001 (5.8% of the class)
  Comment: The percentage listed in row 11 is calculated based on 38,720,196 shares of Common Stock outstanding on December 18, 2025, as disclosed to the Reporting Persons by the Issuer.
- FHMLSP, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,258,001; sole dispositive power 0; shared dispositive power 2,258,001; aggregate amount beneficially owned 2,258,001 (5.8% of the class)
  Comment: The percentage listed in row 11 is calculated based on 38,720,196 shares of Common Stock outstanding on December 18, 2025, as disclosed to the Reporting Persons by the Issuer.
- Frazier Life Sciences XI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 21,114; sole dispositive power 0; shared dispositive power 21,114; aggregate amount beneficially owned 21,114 (0.1% of the class)
  Comment: The percentage listed in row 11 is calculated based on 38,720,196 shares of Common Stock outstanding on December 18, 2025, as disclosed to the Reporting Persons by the Issuer.
- FHMLS XI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 21,114; sole dispositive power 0; shared dispositive power 21,114; aggregate amount beneficially owned 21,114 (0.1% of the class)
  Comment: The percentage listed in row 11 is calculated based on 38,720,196 shares of Common Stock outstanding on December 18, 2025, as disclosed to the Reporting Persons by the Issuer.
- FHMLS XI, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 21,114; sole dispositive power 0; shared dispositive power 21,114; aggregate amount beneficially owned 21,114 (0.1% of the class)
  Comment: The percentage listed in row 11 is calculated based on 38,720,196 shares of Common Stock outstanding on December 18, 2025, as disclosed to the Reporting Persons by the Issuer.
- Frazier Life Sciences XII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 264,824; sole dispositive power 0; shared dispositive power 264,824; aggregate amount beneficially owned 264,824 (0.7% of the class)
  Comment: The percentage listed in row 11 is calculated based on 38,720,196 shares of Common Stock outstanding on December 18, 2025, as disclosed to the Reporting Persons by the Issuer.
- FHMLS XII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 264,824; sole dispositive power 0; shared dispositive power 264,824; aggregate amount beneficially owned 264,824 (0.7% of the class)
  Comment: The percentage listed in row 11 is calculated based on 38,720,196 shares of Common Stock outstanding on December 18, 2025, as disclosed to the Reporting Persons by the Issuer.
- FHMLS XII, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 264,824; sole dispositive power 0; shared dispositive power 264,824; aggregate amount beneficially owned 264,824 (0.7% of the class)
  Comment: The percentage listed in row 11 is calculated based on 38,720,196 shares of Common Stock outstanding on December 18, 2025, as disclosed to the Reporting Persons by the Issuer.

## Item 1. Issuer
Name of issuer: VOR BIOPHARMA INC.
Address of issuer's principal executive offices: 500 Boylston Street, Suite 1350, Boston, MA, 02116.

## Item 2. Person Filing
Name of person filing:
The entities and persons filing this statement (collectively, the "Reporting Persons") are:

Frazier Life Sciences Public Fund, L.P. ("FLSPF")
FHMLSP, L.P.
FHMLSP, L.L.C.
Frazier Life Sciences XI, L.P. ("FLS XI")
FHMLS XI, L.P.
FHMLS XI, L.L.C.
Frazier Life Sciences XII, L.P. ("FLS XII")
FHMLS XII, L.P.
FHMLS XII, L.L.C.
Address of principal business office or, if none, residence:
The address of the principal place of business for each of the Reporting Persons is:

c/o Frazier Life Sciences Management, L.P.
1001 Page Mill Rd, Building 4, Suite B
Palo Alto, CA 94304
Citizenship: The information contained in row 4 of each Reporting Person's cover page to this Schedule 13G is incorporated by reference.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained in row 9 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.

FLSPF directly holds 2,258,001 shares of Common Stock. FHMLSP, L.P. is the general partner of FLSPF and the general partner of FHMLSP, L.P. is FHMLSP, L.L.C., which is managed by an investment committee of four that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLSPF.

FLS XI directly holds 21,114 shares of Common Stock. FHMLS XI, L.P. is the general partner of FLS XI and the general partner of FHMLS XI, L.P. is FHMLS XI, L.L.C., which is managed by an investment committee of three that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLS XI.

FLS XII directly holds 264,824 shares of Common Stock. FHMLS XII, L.P. is the general partner of FLS XII and the general partner of FHMLS XII, L.P. is FHMLS XII, L.L.C., which is managed by an investment committee of three that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLS XII.

Except as specifically stated herein, the filing of this Schedule 13G shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13G or a member of a "group" with any other person.
Percent of class: The information contained in row 11 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.
Sole power to vote or to direct the vote: The information contained in row 5 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.
Shared power to vote or to direct the vote: The information contained in row 6 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.
Sole power to dispose or to direct the disposition: The information contained in row 7 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.
Shared power to dispose or to direct the disposition: The information contained in row 8 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Frazier Life Sciences Public Fund, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP, L.L.C., GP of FHMLSP, L.P., GP of Frazier Life Sciences Public Fund, L.P. (12/19/2025)
- FHMLSP, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP, L.L.C., GP of FHMLSP, L.P. (12/19/2025)
- FHMLSP, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP, L.L.C. (12/19/2025)
- Frazier Life Sciences XI, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS XI, L.L.C., GP of FHMLS XI, L.P., GP of Frazier Life Sciences XI, L.P. (12/19/2025)
- FHMLS XI, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS XI, L.L.C., GP of FHMLS XI, L.P. (12/19/2025)
- FHMLS XI, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS XI, L.L.C. (12/19/2025)
- Frazier Life Sciences XII, L.P.: /s/ Gordon Empey, By Gordon Empey, General Counsel of FHMLS XII, L.L.C., GP of FHMLS XII, L.P., GP of Frazier Life Sciences XII, L.P. (12/19/2025)
- FHMLS XII, L.P.: /s/ Gordon Empey, By Gordon Empey, General Counsel of FHMLS XII, L.L.C., GP of FHMLS XII, L.P. (12/19/2025)
- FHMLS XII, L.L.C.: /s/ Gordon Empey, By Gordon Empey, General Counsel of FHMLS XII, L.L.C. (12/19/2025)